Contact

www.linkedin.com/in/luke-williams-ba005284 (LinkedIn)

Top Skills

Microsoft Excel
PowerPoint
Microsoft Word

Luke Williams

Investor at Fifth Wall Ventures
Los Angeles, California, United States

Experience

Fifth Wall Ventures
Investor
June 2016 - Present (6 years 4 months)
Los Angeles, CA

PNC
Wealth Management Development Program Associate
June 2015 - June 2016 (1 year 1 month)
Pittsburgh, PA

PNC
Corporate Banking Summer Analyst
May 2014 - August 2014 (4 months)
Cincinnati

Crestone Capital Advisors, LLC
Investment Consulting Analyst
May 2013 - July 2013 (3 months)
Boulder, CO

Education

Georgetown University - The McDonough School of Business
Bachelor's Degree in Business Administration, Finance and Economics · (2011 - 2015)

ESADE Business & Law School
Entrepreneurship and International Marketing · (2013 - 2013)